
April 7, 2024

Tse Meng Ng
Chief Executive Officer
RF Acquisition Corp II
111 Somerset, #05-07
Singapore, 238164

> **Re: RF Acquisition Corp II**
> **Registration Statement on Form S-1**
> **Filed March 11, 2024**
> **File No. 333-277810**

Dear Tse Meng Ng:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 11, 2024

General

1. Please revise to disclose where your sponsor is incorporated. Please also expand your disclosure to clarify whether your sponsor, officers and/or directors are located in, based in, or have significant ties to China, Hong Kong or Macau.

Risks Related to Our Possible Business Combination in China, page 9

2. We note your statement that "the securities of a public company may be prohibited from trading … if the United States Public Company Accounting Oversight Board … is unable to inspect its auditor for three consecutive years…." Please revise to clarify that the timeframe that issuers could face a trading prohibition is two consecutive years.

Principal Shareholders, page 125

3. We note that Mr. Wen holds 20% of the sponsor, which holds 93.5% of your shares before

the offering. Please include Mr. Wen's ownership interest in the table or advise us as applicable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Blankenship